Exhibit 99.1

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given of the Extraordinary General Meeting of Shareholders (the EGM) of ICTS International N.V., registered with the Dutch trade register under number 3379300 (the Company) which will be held on October 16, 2024, at 10:00 AM local time, at the offices of the Company, located at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, the Netherlands. This EGM is considered a Special Meeting for U.S. law purposes.

The agenda for the EGM, including proposals made by the Company’s supervisory board (the Supervisory Board) and the Company’s management board (Management Board), with no proposals being made by Shareholders, is as follows:

1.	Opening of the meeting (Item 1 of the Agenda).

2.
Capital reduction and amendment of the Company’s articles of association (the Articles) and authorization to each member of the Management Board and also each lawyer, (deputy) civil law notary and employee of Loyens & Loeff N.V., each acting independently, to have the deed of amendment to the Articles executed (Item 2 of the Agenda). (voting item)

Pursuant to the Articles and Dutch law, copies of the draft deed of amendment of the Articles and the draft consecutive text of the Articles following amendment are open for inspection by the Company’s shareholders and other persons entitled to attend general meetings of shareholders at the offices of the Company at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, the Netherlands. Information on the Company and the upcoming EGM, including the Notice and all accompanying documents, can also be found on the Company’s website at www.ictsintl.com.

Shareholders may only exercise their shareholder rights for the shares registered in their name on September 18, 2024 the record date for the determination of shareholders entitled to vote at the EGM.

SHAREHOLDERS ARE URGED TO MARK, SIGN AND RETURN PROMPTLY THE ACCOMPANYING PROXY CARD OR POWER OF ATTORNEY, AS APPLICABLE, IN THE ENCLOSED RETURN ENVELOPE.

Alon Raich, Managing Director and CFO

ICTS INTERNATIONAL N.V.
Walaardt Sacréstraat 425-5
1117 BM Schiphol Oost,
The Netherlands (Registered with the Chamber of Commerce at Amstelveen, under No. 33.279.300)

September 18, 2024

PROXY STATEMENT
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To be held on October 16, 2024

This Proxy Statement is being furnished to holders of shares, par value 0.45 Euro per share (the Shares), of ICTS International N.V., a Dutch public limited company (naamloze vennootschap), registered with the Dutch trade register under number 33279300 (the Company), in connection with the solicitation by the Company’s management board (the Management Board) of proxies in the form enclosed herewith for use at the extraordinary general meeting of shareholders of the Company to be held at 10:00 AM local time, on October 16, 2024, at the offices of the Company, located at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, the Netherlands, or at any adjournment or adjournments thereof (the EGM). A copy of the notice of the EGM (the Notice), which contains the agenda for the EGM (the Agenda), accompanies this Proxy Statement. This EGM is considered a Special Meeting for US law purposes.

It is proposed at the EGM to adopt resolutions approving a reduction of the Company’s issued share capital by means of the amendment of the Company’s articles of association (the Articles) and authorization to each member of the Management Board and also each lawyer, (deputy) civil law notary and employee of Loyens & Loeff N.V., each acting independently, to have the deed of amendment to the Articles executed (Item 2 of the Agenda and item 1 of the proxy card) (the Proposal).

Pursuant to the Articles and Dutch law, copies of the draft deed of amendment of the Articles and the draft consecutive text of the Articles following amendment are open for inspection by the Company’s shareholders and other persons entitled to attend general meetings of shareholders at the offices of the Company at Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, the Netherlands. Information on the Company and the upcoming EGM, including the Notice and all accompanying documents, can also be found on the Company’s website at www.ictsintl.com.

Since the Company is a "foreign private issuer" under United States securities laws, the solicitation of proxies for use at the EGM is not subject to the proxy rules contained in Regulation 14A promulgated under the United States Securities Exchange Act of 1934, as amended.

This solicitation is made by the Management Board and the cost of the solicitation will be borne by the Company. The Company will reimburse brokerage firms, fiduciaries and custodians for their reasonable expenses in forwarding solicitation materials to beneficial owners. The Company is mailing this Proxy Statement, the Notice, the draft deed of amendment of the Articles as well as the new consecutive wording of the articles of association and the form of Power of Attorney to the shareholders on or about September 19, 2024.

Attendance in Person at the Meeting

Shareholders wishing to attend the meeting in person must present photo ID and original documentation (no copies) showing that the shareholder is a shareholder as of the record date September 18, 2024.

Voting Securities and Voting Rights

At the close of business on September 18, 2024, the issued and outstanding voting securities of the Company consisted of 37,433,333 Shares. The Shares consist of class ordinary shares, which is the only class of shares with voting rights in the capital of the Company. Shareholders may exercise their shareholder rights to vote only the Shares registered in their name on September 18, 2024, the record date for the EGM.

The Agenda set forth in the Notice was proposed by the Management Board and approved by the Supervisory Board.

A registered holder of Shares may cast one vote per share at the EGM. In accordance with Article 18 of the Articles, resolutions may be adopted only when a quorum of at least 50% percent of the outstanding Shares entitled to vote is present or represented at the EGM, and adoption of a resolution requires an absolute majority of the votes cast at the EGM unless specified otherwise pursuant to and in accordance with the Articles.

Shareholders owning and holding approximately 77.2% of the issued and outstanding Shares have indicated that they will vote FOR item 2 of the Agenda.

Shares cannot be voted at the EGM, unless the registered holder is present in person or is represented by a written proxy. The Company is incorporated in the Netherlands and, as required by Dutch law and the Articles, the EGM must be held in the Netherlands. Shareholders who are unable to attend the EGM in person may authorize the voting of Shares at the EGM by completing and returning the enclosed power of attorney and proxy card naming Alon Raich as proxy holder. If the power of attorney and proxy in the enclosed form is duly executed and returned prior to the EGM, all Shares represented thereby will be voted, and, where specifications are made by the holder of Shares on the form of proxy, such proxy will be voted by the proxy holder in accordance with such specifications.

If no specification is made in the power of attorney and proxy, the power of attorney and proxy will be voted by the proxy holder FOR item 2 of the Agenda, listed on the proxy card.

In the event a shareholder wishes to use any other form of power of attorney and proxy, such power of attorney and proxy shall be voted in accordance with the specification given therein, provided that (i) such power of attorney and proxy states the number of registered Shares held by such shareholder, (ii) the Shares for which the power of attorney and proxy is given are registered in the name of the shareholder on September 18, 2024, (iii) such proxy enables the person named therein to vote the Shares represented thereby either in favor of or against the Proposal, or to abstain from voting, as applicable, (iv) and (v) the proxy and the power of attorney presented in the shareholders meeting should be originals. Copies will not be accepted. The proxy holder shall present the duly executed proxy together with the enclosed form of Power of Attorney and Proxy signed by the registered shareholder.

Right of Revocation

Any shareholder who has executed and delivered a power of attorney and proxy to the Company and who subsequently wishes to revoke such power of attorney and proxy may do so at any time prior to the EGM by delivering a written notice of revocation to the Company at its address set forth above, and to the attention of the Managing Director.

2

Beneficial Ownership of Securities Owners

The following table below sets forth information regarding the beneficial ownership (as determined under U.S. securities laws) of the Shares of the Company, as of September 18, 2024 by each person who is known by the Company to own beneficially more than 5% of the outstanding Shares:

Name of Five Percent Shareholders	Beneficially Owned	Percent of Amount of Shares Outstanding (a)

MacPherson Trust and its beneficiaries (b)	23,818,861	63.6%

Menachem J. Atzmon	4,850,000	13.0%
Igal Tabori	2,002,483	5.3%
All officers and directors as a group, the MacPherson Trust and the Trust beneficiaries (10 persons)	30,624,769	81.81%

(a)	The amounts include Shares owned by each of the above, directly or indirectly.

(b)	(i) The MacPherson Trust (the Trust) was created for the benefit of the family of Mr. Menachem J. Atzmon. The Trust owns Spencer Corporation, Limited, which holds together with the Trust and its Ultimate Beneficial Owners approximately 63.6% of the issued and outstanding Shares. Mr. Menachem J. Atzmon disclaims any beneficial interest in the MacPherson Trust. Spencer Corporation Limited and the MacPherson Trust and its Ultimate Beneficial Owners together with Mr. Atzmon are able to appoint all the directors of the Company and control the affairs of the Company.

(ii)          As of December 31, 2023 the Company has no outstanding convertible notes payable to a related party. However, there is a promissory note facility agreement with a related party in place under that agreement the related party, to the extent convertible notes are payable to it, has the right to convert up to 3,000,000 Shares into the Company’s shares at a rate of USD 0.75 per share. The calculation above does not take into consideration the conversion of convertible notes.

(iii)          As previously reported, the Company intends to repurchase the 3,000,000 shares issued to its directors and certain employees in 2019 at a price of EUR 0.45 per share (equal to USD 0.506 per share according to the exchange rate at the time). During the Company’s 2023 annual general meeting held on 20 December 2023, the General Meeting has authorized the Management Board to repurchase shares for this purpose once the Company’s balance sheet test allows it according to Dutch law and the Company will proceed to do so as soon as possible.

3

ITEM 2 OF THE AGENDA:

CAPITAL REDUCTION AND ADOPTION OF AMENDMENT TO THE ARTICLES OF ASSOCIATION OF THE
COMPANY AS DESCRIBED BELOW AND AUTHORIZATION TO MEMBERS OF THE MANAGEMENT BOARD AND
EMPLOYEES OF LOYENS & LOEFF N.V. (EACH INDEPENDENTLY), FOR EXECUTION OF DEED OF AMENDMENT
TO THE ARTICLES OF ASSOCIATION (VOTING ITEM)

At the EGM, the shareholders are being asked (at the proposal of the Supervisory Board) to adopt a resolution to reduce the issued share capital of the Company and in order to implement such capital reduction to amend the Articles, particularly article 3 of the Articles, such in accordance with a draft deed of amendment prepared by Loyens & Loeff N.V. A copy of the draft deed of amendment of the Articles and the draft consecutive text of the Articles following amendment are attached hereto as Exhibit A.

The proposed amendment of the Articles is limited to article 3 of the Articles and entails reducing the Company’s issued share capital by reducing the nominal value of each of the shares in the Company from EUR 0.45 to EUR 0.01 per share. Consequently, the authorized capital of the Company will be reduced to EUR 1,500,000. The nominal value per share shall be reduced as referred to in Section 2:99 paragraph 1 of the Dutch Civil Code without repayment to the shareholders.

During the Company’s 2023 annual general meeting held on 20 December 2023, the General Meeting has authorized the Management Board to repurchase the 3,000,000 shares issued to its directors and certain employees in 2019 (the 2019 Shares) at a price of EUR 0.45 per share (equal to USD 0.506 per share according to the exchange rate at the time). Under Dutch law, the Company is only allowed to repurchase shares issued by the Company, to the extent that – on the basis of the Company’s adopted annual accounts – the Company’s equity (less the price paid for the shares) exceeds the Company’s non-distributable equity, where the non-distributable equity consists of the paid-up and called-up share capital and the legal reserves required by law and the Articles. This formula is referred to as the ‘equity test’.

Since the authorization by the General Meeting to the Management Board to repurchase the 2019 Shares, the equity test has precluded the actual repurchase of the 2019 Shares by the Company. With the proposed reduction of the nominal value of the shares in the Company, the issued share capital of the Company is expected to be reduced before the end of this year such that it is projected to be allowed for the Company to repurchase the 2019 Shares as soon as its 2024 annual accounts are adopted (i.e., likely mid-2025).

The reduction of the nominal value of the shares in the Company may affect the Company’s creditors. For this reason, this shareholders’ resolution, if adopted, must be filed with the Dutch trade register and an announcement of this filing shall be published in a national newspaper. From the moment of this publication, the Company’s creditors have a two-month period to oppose the reduction of the issued share capital by filing an application to that effect with the court. If the opposition period lapses without creditors of the Company opposing the reduction of the issued share capital, the court shall issue a statement of no-opposition, following which the deed of amendment to the Articles can be executed by the civil law notary, effecting the reduction of the issued share capital. The reduction of the issued share capital is expected to take place before the end of this year, but this cannot be guaranteed.

This proposal further includes the proposal to authorize each member of the Management Board as well as each employee of Loyens & Loeff N.V., each acting independently, to execute the deed of amendment to the Articles and to do all and everything the authorized person might deem useful or necessary with regard to the foregoing.

A 2/3 majority of the votes casted at the EGM is required for this proposal, representing at least 50% of the outstanding Shares, provided that a quorum of at least 50% percent of the outstanding Shares entitled to vote is present or represented at the EGM.

4

THE SUPERVISORY BOARD AND MANAGEMENT BOARD RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE CAPITAL REDUCTION AND AMENDMENT TO THE ARTICLES OF ASSOCIATION OF THE COMPANY AND THE AUTHORIZATION OF MANAGEMENT BOARD MEMBERS AND EMPLOYEES OF LOYENS & LOEFF N.V. FOR EXECUTION OF THE DEED OF AMENDMENT TO THE ARTICLES (ITEM 1 OF THE POWER OF ATTORNEY AND PROXY CARD)

The information contained in the foregoing report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference in such filing.

Please sign, date and return the accompanying proxy card or other form of proxy with Power of Attorney, as applicable, in the enclosed envelope at your earliest convenience.

The Management Board

Alon Raich, Managing Director and CFO

September 18, 2024

Exhibit A

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION OF ICTS INTERNATIONAL N.V. AND CONSECUTIVE TEXT OF THE ARTICLES OF ASSOCIATION OF ICTS INTERNATIONAL N.V. FOLLOWING THE PROPOSED AMENDMENT TO THE ARTICLES

NOTE ABOUT TRANSLATION:
This document contains an English translation of a deed (to be) executed in the Dutch language and the consecutive text of the articles of association of ICTS International N.V. following the proposed amendment to the articles in the Dutch language. In preparing this document, an attempt has been made to translate as literally as possible without jeopardising the overall continuity of the text. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law. In this translation, Dutch legal concepts are expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

AMENDMENT TO THE ARTICLES OF ASSOCIATION
(ICTS International N.V.)

This ● day of ● two thousand twenty-four, there appeared before me, Michel Pieter van Agt, civil law notary officiating in Amsterdam, the Netherlands:
[● employee Loyens & Loeff], with office address at Parnassusweg 300, 1081 LC Amsterdam, the Netherlands.
The person appearing declared the following:
on the ● day of ● two thousand twenty-four the general meeting of ICTS International N.V., a public limited liability company (naamloze vennootschap) under Dutch law, having its official seat in Amstelveen, the Netherlands, and with address at Walaardt Sacréstraat 425, 1117 BM Schiphol, the Netherlands, registered with the Dutch trade register under number 33279300 (Company), resolved to partially amend the articles of association of the Company, as well as to authorise the person appearing to have this deed executed. The adoption of such resolutions is evidenced by a copy of the minutes of a general meeting, which shall be attached to this deed (Annex I).
The articles of association of the Company have most recently been amended by a notarial deed, executed on the eleventh day of September two thousand twenty-four, before M.P. van Agt, civil law notary officiating in Amsterdam, the Netherlands.
In implementing the aforementioned resolution, the articles of association of the Company are hereby amended as follows:
Amendment
Article 3 is amended and shall read as follows:
"Capital
Article 3.
The authorized capital of the company amounts to one million five hundred thousand euro (EUR 1,500,000), divided into one hundred fifty million (150,000,000) shares, each with a nominal value of one eurocent (EUR 0.01).".

Final statements
Finally, the person appearing has declared that:
(a)
immediately prior to this amendment to the articles of association taking effect, the issued capital of the Company equalled sixteen million eight hundred forty-four thousand nine hundred ninety-nine euro and eighty-five eurocent (EUR 16,844,999.85), divided into thirty-seven million four hundred thirty-three thousand three hundred thirty-three (37,433,333) shares with a nominal value of forty-five eurocent (EUR 0.45) each;

(b)
at the time this amendment to the articles of association takes effect, the nominal value of each issued share in the capital of the company will be reduced from forty-five eurocent (EUR 0.45) to one eurocent (EUR 0.01), without repayment;

(c)
the aforementioned capital reduction is effectuated with due observance of the provisions in Section 2:99 in conjunction with Section 2:100 of the Dutch Civil Code, which is evidenced by a statement dated ● two thousand twenty-four of the clerk of the district court of Amsterdam, the Netherlands, a copy of which shall be attached to this deed (Annex II); and

(d)
at the time this amendment to the articles of association takes effect, the issued capital of the company equals three hundred seventy-four thousand three hundred thirty-three euro thirty-three eurocent (EUR 374,333.33), divided into thirty-seven million four hundred thirty-three thousand three hundred thirty-three (37,433,333) shares with a nominal value of one eurocent (EUR 0.01) each.

End
The person appearing is known to me, civil law notary.
This deed was executed in Amsterdam, the Netherlands, on the date stated in the first paragraph of this deed. The contents of the deed have been stated and clarified to the person appearing. The person appearing has declared not to wish the deed to be fully read out, to have noted the contents of the deed timely before its execution and to agree with the contents. After limited reading, this deed was signed first by the person appearing and thereafter by me, civil law notary.

CONSECUTIVE TEXT OF THE ARTICLES OF ASSOCIATION OF ICTS INTERNATIONAL N.V. FOLLOWING THE PROPOSED AMENDMENT TO THE ARTICLES

Name and registered office,
Article 1.
1.	The public limited liability company bears the name: ICTS International N.V. and has its official seat in Amstelveen, the Netherlands.
2.	The company is established for an indefinite period.
Objects.
Article 2.
1.	The objects of the company are:
a.
to advise on and provide further services relating to the security of persons and goods and to provide such security (or have it provided) on the instructions of companies, government agencies and individuals; in particular, but not exclusively: to have them installed, manage and monitor security systems for the purpose of preventing and combating crime and terrorism on and at premises, buildings, installations, vessels and aircrafts (or have them installed);

b.	acquiring and disposing of - either alone or jointly with others - participations or other interests in companies and businesses, cooperating with companies and businesses and managing them;
c.	the acquiring, managing, exploiting, encumbering and disposing of goods - including intellectual and industrial property rights - as well as capital investing;
d.
lending money, or causing money to be lent, in particular - but not exclusively - to legal entities and companies that are subsidiaries and/or group companies of the company or in which the company has a participating interest - all with due observance of the provisions of the law - as well as borrowing money, or causing money to be borrowed;

e.
concluding agreements whereby the company binds itself as guarantor or as joint and several debtor, warrants performance by or on behalf of others, in particular - but not exclusively - on behalf of legal entities and companies as referred to above under d, all with due observance of the provisions of paragraph 2 of this article;

f.	performing all activities which are connected with or may be conducive to the above;
g.	engaging in all other factual and legal acts which under Dutch law may be performed by the company.
2.
Unless the provisions of Section 98c of Book 2 of the Dutch Civil Code are applicable, the company may not, in view of others subscribing for or acquiring shares in its capital or depositary receipts thereof, provide security, give a price guarantee, warrant performance in any other manner or bind itself severally or otherwise beside or on behalf of others.

Capital
Article 3.
The authorized capital of the company amounts to one million five hundred thousand euro (EUR 1,500,000), divided into one hundred fifty million (150,000,000) shares, each with a nominal value of one eurocent (EUR 0.01).
Definitions
Article 4.
1.	In the articles of association the following words shall have the following meanings;
a.	management board/management board member(s): the management board/management board member(s) within the meaning of Book 2 of the Dutch Civil Code;
b.	supervisory board/supervisory board member(s): the supervisory board/supervisory board member(s) within the meaning of Book 2 of the Dutch Civil Code;
c.	shares: shares in the capital of the company;
d.	general meeting: the company body formed by shareholders and other persons entitled to vote on shares;
e.	general meeting of shareholders: the meeting of shareholders and other persons with meeting right;
f.	annual meeting: the general meeting of shareholders for the purpose of discussion and adoption of the annual accounts;
g.	annual accounts: the balance sheet and the profit and loss account with the explanatory notes, both prepared as well as adopted, unless the context indicates otherwise;
h.	meeting right: the rights designated by law to holders of depositary receipts for shares issued with the cooperation of the company;
i.	the law: the law of the Netherlands.
2.
In these articles of association, the term "in writing" shall mean by letter, by e-mail, or by any other legible and reproducible message transmitted by electronic means, provided that the identity of the sender can be established with sufficient certainty.

Shares: share certificates.
Article 5.
1.	Shares may not be divided into sub-shares.
2.	Shares shall be registered.
3.	Registered shares are available:
-	in the form of an entry in the share register without the issuance of a share certificate (shares without share certificates);
-	as well as, at the shareholder's option, in the form of an entry in the share register with the issuance of a share certificate (shares with share certificate).
4.	At the request of a shareholder, collective share certificates may be issued to him for any number of shares. Share certificates shall include collective share certificates.
5.	Share certificates shall be signed by or on behalf of the management board by means of an original signature or by means of a facsimile signature.
6.
Subject to the approval of the supervisory board, the management board may determine that share certificates shall be issued for trading on foreign stock exchanges which meet the requirements to be set by the foreign stock exchange or exchanges concerned and which do not carry a dividend sheet.

7.	One or more share certificates shall be issued to a shareholder for his shares at his request.
8.
The management board may issue duplicates of damaged share certificates which, in the opinion of the management board, are still identifiable; the management board shall then arrange for the destruction of the damaged documents.

The management board may issue duplicates of destroyed, lost or otherwise obsolete share certificates, subject to such conditions as it may determine.
Each new document to be issued shall be clearly marked with the word:
"duplicate" and shall be given the designation of the expired piece. The issuance of the duplicate renders worthless the document it substitutes.
All costs of execution of the provisions of this paragraph shall be borne by the applicant, unless the management board decides otherwise.
Usufruct and pledge of shares. Transfer of shares.
Article 6.
1.	Usufruct may be established on shares.
2.	Shares may be pledged. A pledge may also be established without acknowledgement by or service to the company.
3.
A shareholder without voting rights as a result of a restricted right established on his shares and a usufructuary and a pledgee with voting rights, shall have the rights conferred by law upon the holders of depositary receipts issued for shares with the cooperation of the company. Usufructuaries and pledgees of shares who do not have voting rights shall not be entitled to such depositary receipt holders rights.

Notification of place of residence and address. Convocations and notifications. Register of shareholders.
Article 7.
1.
With due observance of the provisions of the law, a register shall be kept by or on behalf of the company with respect to registered shares, which register shall be kept up to date and may (entirely or partly) consist of several copies and be kept in several places, all as the management board shall decide.

2.
The name and address of each shareholder, as well as such other particulars as the management board, whether at the request of a shareholder or not, may deem desirable, shall be entered in the register.

3.	The management board shall determine the form and content of the share register with due observance of the provisions of the first two paragraphs of this article.
4.
A shareholder who so requests shall be provided free of charge with a statement of the information contained in the register regarding the shares registered in his name, which statement may be signed by a special representative designated for this purpose by the management board.

5.
The provisions of the foregoing paragraphs shall apply mutatis mutandis to those who have a right of usufruct or a right of pledge on one or more shares, subject to the provision that the other information required by law shall also be recorded in the register.

Transfer of shares.
Article 8.
1.	The provisions of the law shall apply to the transfer of shares as well as to the creation and transfer of a restricted right thereon.
2.	To any attribution of shares in the division of any community, the transfer requirements prescribed by law shall apply mutatis mutandis.
Issuance of shares. Payment.
Article 9.
1.
The general meeting – or as the case may be the supervisory board, if and insofar as it has been designated for that purpose by the general meeting - shall decide to issue shares; if the supervisory board has been designated for that purpose, the general meeting may not decide to issue shares as long as the designation remains in force.

2.	The general meeting or, as the case may be, the supervisory board shall determine the issue price and the other conditions of issuance, including payment in foreign currency on shares.
3.
If the supervisory board is designated as being authorized to resolve to issue shares, the number of shares that may be issued shall be determined at the time of such designation. When such designation is made, the duration of the designation, which may not exceed five years, will also be fixed. The designation may each time be extended for a period not exceeding five years. Unless stipulated otherwise in the designation, it cannot be withdrawn.

4.
The provisions of paragraphs 1 through 3 of this article shall apply mutatis mutandis to the granting of rights to subscribe for shares, but shall not apply to the issuance of shares to a person exercising a previously acquired right to subscribe for shares.

5.          The company cannot subscribe for shares in its capital.
6.	Shares shall never be issued below par, without prejudice to the provisions of section 80, paragraph 2 of Book 2 of the Dutch Civil Code.
7.
Payment on shares shall be made in cash, insofar as no other contribution has been agreed to, such subject to the relevant provisions of the law. Payment in cash may be made in foreign currency if the company so agrees, again subject to the provisions of the law.

Pre-emptive right on issue.
Article 10.
1.
In the event of an issuance of ordinary shares, the shareholders will have a pre-emptive right in proportion to the total amount of each person's shares, with due observance of the restrictions laid down by the law. Holders of ordinary shares will have the same pre-emptive right when rights to acquire ordinary shares are granted.

2.
With due observance of the relevant provisions of the law, the pre-emptive right may be restricted or excluded by the general meeting or, if so designated by a resolution of the general meeting for a period not exceeding five years, by the supervisory board. Such a designation can only be made if the supervisory board is designated, or simultaneously designated, as the company body authorized to resolve to issue shares.

Acquisition of own shares. Reduction of capital.
Article 11.
1.	Acquisition by the company of non-paid-up shares in its capital shall be null and void.
2.	Fully paid-up shares in its own capital may only be acquired by the company for no consideration or if:
a.	the net equity, less the acquisition price, is not less than the paid and called-up part of the capital increased by the reserves that must be maintained by law or by the articles of association;
b.	the nominal amount of the shares to be acquired and the shares already held by the company and its subsidiaries jointly does not exceed two-tenths of the issued capital;
3.
The validity of the acquisition is determined by the amount of the net equity according to the most recently adopted balance sheet, less the acquisition price for shares in the capital of the company and distributions from profits or reserves to others, which the company and its subsidiaries owed after the balance sheet date. If more than six months of a financial year have elapsed without the annual accounts having been adopted, acquisition, other than for no consideration, is not permitted in accordance with paragraph 2.

4.	The company may only acquire shares in its capital other than for no consideration after the general meeting has authorized the management board to do so.
This authorization shall be valid for no more than eighteen months. The general meeting must specify in the authorization the number of shares that may be acquired, the manner in which they may be acquired and the limits within which the price must lie.
The authorization is not required to transfer shares to workers employed by the company or a group company under an employment scheme applicable to them. Such shares must be included in the price list of a stock exchange.

5.	The previous paragraphs shall not apply to shares acquired by the company by universal title.
6.	The term shares in the previous paragraphs of this article shall include depositary receipts thereof.
7.
Acquisition of shares contrary to the provisions of this article shall be null and void. The managing directors shall be jointly and severally liable to the disposer in good faith who suffers loss as a result of the nullity.

8.
The general meeting may, provided it does so on the proposal of the supervisory board, decide to reduce the issued capital by cancellation of shares or by reducing the amount of shares by amending the articles of association. This resolution must designate the shares to which the resolution relates and provide for the implementation of the resolution. The paid-up and called-in part of the capital must not fall below the minimum capital prescribed at the time of the resolution.

9.	A resolution to cancel may only relate to shares held by the company itself or for which it holds the depositary receipts.
10.
Partial repayment on shares or exemption from the obligation to pay up shall only be possible in implementation of a resolution to reduce the amount of the shares. The repayment or exemption must take place proportionally on all shares.

The requirement of proportionality may be deviated from with the consent of all shareholders concerned.
11.
The notice convening a meeting at which a resolution as referred to in paragraphs 8 or 10 of this article is to be passed shall state the purpose of the capital reduction and the manner in which it is to be carried out. The provisions of article 21 of these articles of association shall apply mutatis mutandis.

12.	The company shall file the resolutions referred to in paragraphs 8 or 10 of this article at the office of the commercial register and shall announce the filing in a national newspaper.
Subdivided rights to a share.
Article 12.
If several persons have undivided rights to a share, those persons may only exercise those rights by being represented to the company by one person.
Management and supervision.
Article 13.
1.
The company shall be managed by a management board consisting of one or more management board members. The management board shall be supervised by a supervisory board consisting of one or more members. Only individuals may be supervisory board members.

2.	The number of management board members and supervisory board members shall be determined by the general meeting.
3.
The supervisory board shall determine the remuneration and other terms of employment of each of the management board members. The supervisory board may fix the joint remuneration of its members up to a maximum amount of two million American dollars (USD 2,000,000.--) in total or the equivalent in other currencies per year. A combined remuneration of the members of the supervisory board in excess of the aforementioned amount may only be granted by the general meeting.

4.
The management board members and the supervisory board members shall be appointed by the general meeting. A member of the management board and supervisory board respectively shall be appointed for a term of office which shall lapse immediately after the close of the annual meeting held in the year after his appointment. The members of the management board and supervisory board respectively may be reappointed in that annual meeting with due observance of the term of office stated in this paragraph 4.

The supervisory board may recommend persons for the position of management board member and supervisory board member.
5.	Management board members and supervisory board members may be suspended and dismissed at any time by the general meeting.
Management board members may also be suspended at any time by the supervisory board, stating the reasons for such suspension.
6.	If, in the case of a suspension of a management board member or supervisory board member, the general meeting has not resolved within three months thereafter to dismiss him, the suspension shall end.
The suspended management board member or supervisory board member shall be given the opportunity to account for himself at the general meeting and may be assisted by a legal adviser at that meeting.

Management Board.
Article 14.
1.
With due observance of the articles of association and the law, the management board shall be charged with the management of the company. In performing their duties the management board members shall act in accordance with the interests of the company and the business connected with it.

2.	If there is more than one management board member, the management board members may divide their duties by mutual agreement.
The supervisory board shall be authorized to amend the by the management board members established division of their work.
3.	The management board decides by direct majority vote.
If there is a tie in voting, the proposal shall be deemed to have been rejected.
4.
The management board may also pass resolutions outside of a meeting, provided this is done in writing, all management board members have cast their votes and none of them has objected to this manner of decision-making.

5.	The company shall be represented by the management board. Any two members of the management board acting jointly shall also be authorized to represent the company.
6.	The management board shall be authorized to appoint officers with power of representation with such titles and powers as it may determine.
7.
A management board member shall not participate in deliberations and the decision-making process in the event of a direct or indirect personal conflict of interest between that management board member and the company and the enterprise connected with it. If there is such personal conflict of interest in respect of all management board members, the decision shall be taken by the supervisory board.

8.	A management board member shall hold office until he resigns, deceases or is dismissed.
9.
In the event of a vacant seat or upon inability to act of one or more management board members, the supervisory board may appoint one or more persons who shall temporarily be in charge of the management of the company.

Supervisory Board.
Article 15.
1.
It shall be the duty of the supervisory board to supervise the policy of the management board and the general course of affairs in the company and in the business connected with it. It shall assist the management board with advice.

In performing their duties, the supervisory board members shall act in accordance with the interests of the company and the business connected with it.
2.
The management board shall provide the supervisory board in good time with the information required for the performance of its duties and shall furthermore provide each supervisory board member with all information concerning the company's business that the latter may require.

The supervisory board shall be authorized to inspect all of the company's books, records and correspondence and to have them inspected; each member of the supervisory board shall at all times have access to all of the company's rooms and premises.
3.	The supervisory board may have experts assist it in the performance of its duties for the account of the company.
4.	The supervisory board shall appoint one of its members as chairman.
5.
Each member of the supervisory board as well as the management board shall be authorized to convene a meeting of the supervisory board. A member of the supervisory board may be represented at a meeting of the supervisory board by another member of the supervisory board holding a written proxy.

6.	The supervisory board shall adopt resolutions by an absolute majority of votes.
If there is a tie in voting, the proposal shall be deemed to have been rejected.
7.
The supervisory board may also adopt resolutions outside a meeting, provided this is done in writing, all supervisory board members have cast their votes and none of them objects to this manner of decision-making.

A resolution shall then have been passed if more than half of the number of supervisory board members have declared themselves in favor of the proposal.
8.	If there is only one supervisory board member, he shall have all the powers and obligations assigned and imposed by these articles of association to the supervisory board and its chairman.
9.
A supervisory board member shall not participate in the deliberations and decision-making process in the event of a conflict of interest between that supervisory board member and the company and the enterprise connected with it. If there is such a personal conflict of interest in respect of all supervisory board members, the preceding sentence does not apply and the supervisory board shall maintain its authority.

10.
In the event of a vacant seat or upon inability to act of one or more supervisory board members, the remaining supervisory board members or the only remaining supervisory board member shall temporarily be in charge with the exercise of the duties and powers of the supervisory board member in question.

11.
In the event all seats are vacant or upon inability to act of all supervisory board members, or the sole supervisory board member, as the case may be, the general meeting shall have the authority to temporarily entrust the exercise of the duties and powers of the supervisory board members to one or more persons.

General meeting of shareholders.
Article 16.
1.	General meetings of shareholders shall be held in the place where the company has its official seat or in Amsterdam, Rotterdam or The Hague.
At a general meeting of shareholders held elsewhere than in the previous sentence, lawful resolutions can only be taken if the entire issued capital is represented.
2.	At least one general meeting of shareholders shall be held each year, within six months after the end of the financial year.
3.
The management board and the supervisory board shall be equally authorized to convene a general meeting. The management board and the supervisory board shall be obliged to convene a general meeting if one or more holders of shares who jointly represent at least one-tenth of the issued capital so request in writing, specifying the subjects to be dealt with.

If in such a case neither the management board nor the supervisory board has taken such measures that the general meeting can be held within six weeks of the request, each of the requesters shall be entitled to convene a general meeting themselves, with due observance of the relevant provisions of these articles of association.
4.	All convocations for the general meetings of shareholders and all notifications to shareholders shall take place by means of letters sent to the addresses listed in the register of shareholders.
Instead of through notice letters, any shareholder that gives his consent, may be sent notice of the meeting by means of a legible and reproducible message electronically sent to the address stated by him for this purpose to the company.
The term "shareholders" shall include usufructuaries and pledgees to whom the voting right accrues.
5.
Notices which by law or in accordance with the articles of association must be given to the general meeting may be given by including them in the notice convening the meeting or in the document deposited at the company's offices in Amsterdam for information purposes, provided that this is stated in the notice convening the meeting.

The convocation shall be made no later than on the fifteenth day before that of the meeting.
6.
If all of the issued capital is represented at the meeting and also all others who must be notified to attend the meeting in accordance with the law or these articles of association, the general meeting of shareholders may pass valid resolutions on all subjects to be discussed, provided it does so unanimously, even if the provisions of the law or these articles of association regarding convocation of the general meeting of shareholders have not been complied with.

7.
Each shareholder and each person to whom the law grants this right shall be entitled, either in person or by written proxy, to attend the general meeting of shareholders, to address the meeting and, if the voting rights accrue to him, to exercise his voting rights. Before being admitted to a meeting, a shareholder and the person referred to in the preceding sentence or their proxy shall sign an attendance list, stating his name and, if applicable, the number of votes he may cast. A proxy shall also state the name of the person for whom he is acting.

8.
The management board may resolve that the powers referred to in the first sentence of article 16.7 may be exercised by means of electronic communication. If a shareholder and any person with meeting right participates by means of electronic communication, it is required that the electronic communication allows for identification of the shareholder and any person with meeting right, for such person to directly take notice of the proceedings in the meeting and for the casting of votes (if applicable). Furthermore, it shall be required that the electronic communication allows for the shareholder and any person with meeting right to participate in discussions in the meeting. The management board may subject the use of the electronic communication to further conditions, provided that these conditions are reasonable and necessary for identification and the reliability and security of the communication, and are included in the notice of the meeting.

9.
Admission to the general meeting of shareholders shall be granted to the supervisory board members, the management board members and all other persons entitled to admission by law. The general meeting of shareholders may grant access to the meeting to persons other than those referred to above.

Management board members and supervisory board members shall as such have an advisory vote in the general meeting of shareholders.
10.
In deviation from the provisions of article 16.7, the management board may determine that such persons shall be deemed to have the right to vote and the right to attend the general meeting of shareholders as at a time to be determined by the management board are registered as shareholders in one or more registers designated by the management board, regardless of who is entitled to the relevant shares at the time of the general meeting of shareholders. The notice convening the meeting must state the registration date and also indicate the manner in which registration may take place and the manner in which shareholders may exercise their rights. The management board determines the manner in which shareholders may have themselves registered and the manner in which they may exercise their rights. The registration date shall be determined with due observance of applicable statutory provisions.

Article 17.
1.
The general meeting of shareholders shall be chaired by the chairman of the supervisory board or, in his absence, by the person designated for that purpose by the supervisory board, from its midst or otherwise.

If none of the supervisory board members is present, the meeting itself shall provide for its chairmanship.
2.
Minutes of the proceedings at the general meeting of shareholders shall be kept by a person to be designated for this purpose by the chairman - as such he may also designate himself - which minutes shall be adopted by the chairman and the secretary of that meeting and in evidence thereof shall be signed by them.

Voting at the general meeting of shareholders.
Article 18.
1.	Each share entitles the holder to cast one vote
2.
Resolutions of the general meeting of shareholders are passed by an absolute majority of the votes cast in a meeting where at least half the issued capital is represented. The provisions of Section 120, paragraph 3 of Book 2 of the Dutch Civil Code shall not apply. Resolutions of the general meeting of shareholders to amend the articles of association, to reduce the capital, to dissolve the company or to merge shall be passed by a majority of at least two-thirds of the votes cast representing at least half of the issued capital.

3.
If there is a tie in voting in an election of members of the supervisory board, the chairman of the supervisory board shall decide; if there is a tie in voting in another election, the proposal shall be deemed to have been rejected.

4.	Blank votes and invalid votes shall be considered votes not cast. They shall count towards the determination of a quorum.
Financial year, annual accounts and distribution of profits.
Article 19.
1.	The financial year of the company shall be the calendar year.
2.
Annually, within five months after the end of the company's financial year, unless this term is extended by no more than five months by the general meeting on the basis of special circumstances, the management board shall draw up annual accounts and shall make these available for inspection by the shareholders at the company's offices. Within this period - unless Section 403 of Book 2 of the Dutch Civil Code applies to the company - the management board shall also prepare the management report and shall make it available for inspection as aforesaid. These documents shall be accompanied by the information as referred to in Section 392, paragraph 1 of Book 2 of the Dutch Civil Code and, if there is such information, the preliminary advice of the supervisory board. The annual accounts shall be signed by all management board members and supervisory board members; if the signature of one or more of them is missing, this and the reason for it shall be stated.

3.
Without prejudice to the provisions of the preceding paragraph, the company shall ensure that the documents referred to in that paragraph are available at its offices for inspection as from the date of the notice convening the general meeting of shareholders for its consideration. Copies of these documents may be obtained by those entitled to inspect them free of charge.

4.
The annual accounts shall be adopted by the general meeting. Without prejudice to the provisions of sections 139 and 150 of Book 2 of the Dutch Civil Code, adoption of the annual accounts without reservation shall discharge the management board members and supervisory board members.

Article 20.
1.	The profit shall be determined according to standards which are considered generally acceptable.
2.	From the profit as shown in the annual accounts adopted by the general meeting, such amount may be reserved as the supervisory board shall determine.
3.	The profit remaining after application of the provisions of paragraph 2 of this article shall be at the disposal of the general meeting.
4.
The company may only make distributions to the shareholders from the profit to the extent that the net equity exceeds the paid and called-up part of the capital plus the reserves that must be maintained by the law or by the articles of association.

5.	Distribution of profits shall only take place after the adoption of the annual accounts showing that such distribution is permitted.
6.
Shares or depositary receipts for shares held by the company in its entirety in its capital or on which it has a right of usufruct shall not be taken into account in calculating the profit distribution.

7.
The company may make interim distributions, provided that the provisions of paragraph 4 are observed. The payment of an interim distribution is decided by the management board after obtaining the approval of the supervisory board.

8.
The supervisory board shall determine the day on which distributions on shares are made payable, which shall not be later than three months after the resolution to make the distribution was adopted. Payment will be announced in accordance with the provisions of article 16 paragraph 4.

9.	Distributions which have not been disposed of within five years after the day on which they were made payable shall revert to the company.

Amendment of the articles of association and dissolution.
Article 21.
Whenever a proposal to amend the articles of association or to dissolve the company is put to the general meeting, this must be stated in the notice convening the general meeting of shareholders. If it concerns an amendment of the articles of association, a copy of the proposal, containing the verbatim text of the proposed amendment, must simultaneously be deposited at the company's office for inspection by shareholders until the end of the meeting.
The provisions of Section 123 of Book 2 of the Dutch Civil Code shall apply mutatis mutandis.
Liquidation.
Article 22.
1.	In the event of the dissolution of the company, the liquidation shall be carried out by the management board under the supervision of the supervisory board.
The provisions of article 13 and of article 14, paragraphs 1, 2, 5 en 7 shall apply mutatis mutandis.
2.	The general meeting shall determine the remuneration of the liquidators.
3.	During the liquidation, these articles of association shall remain in force as far as possible.
4.	The balance remaining after all debts of the company have been paid shall be distributed to the shareholders in proportion to the amount paid up on each of their shares.
Indemnification.
Article 23.
1.
The company shall, within the limits of the law, indemnify and defray expenses for each present and former member of the supervisory board, member of the management board, officer, employee and authorized representative, if and as soon as he or she, by reason of his or her relation to the company, becomes involved or is threatened with becoming involved in an impending, pending or completed action or proceeding.

2.	The company is authorized, within the limits of the law, to take out liability insurance for the persons referred to in paragraph 1. of this article.